Exhibit 99.1

Can-Fite: Cannabis Compound Inhibits Liver Cancer Growth in Preclinical Studies

Patent applications filed to protect discovery of cannabinoid-based therapies where the A3AR target is overexpressed including liver cancer

PETACH TIKVA, Israel, April 5, 2021 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory and liver diseases, announced today it has completed pre-clinical studies demonstrating that a CBD rich T3/C15 cannabis fraction induces inhibition of liver cancer cell growth. Can-Fite has expertise in developing drugs to treat liver diseases including advanced liver cancer with its drug candidate Namodenoson which is expected to enter a pivotal Phase III study in Q4 2021.

As a global leader in discovering and developing drugs which target the A3 adenosine receptor (A3AR), Can-Fite showed that a CBD rich T3/C15 cannabis fraction inhibited the growth of liver HEP-3b hepatocellular carcinoma cells via the A3AR by inhibiting Wnt- and NF-kappa B-related regulatory pathways. The Wnt signaling pathway is known to be highly active in controlling the growth of liver cancer cells. An A3AR antagonist, MRS1523 reversed this effect demonstrating that the inhibitory effect is mediated via Can-Fite’s target, A3AR.

“These findings present a novel therapeutic opportunity for cannabis derived compounds in liver cancer and further enhance Can-Fite’s assets. Liver cancer is very difficult to treat and patients are in need of more options. Cannabinoid-based compounds may offer an effective and safe alternative for this unmet need,” stated Can-Fite CEO Dr. Pnina Fishman.

The Company has filed patent applications protecting its discovery of cannabinoid-based therapies where the A3AR target is overexpressed including liver cancer.

According to Adroit Market Research, the medical cannabis market is projected to grow at a CAGR of 29% to $56.7 billion by 2026. Liver cancer is one of the leading causes of cancer deaths globally, with an estimated 854,000 new cases and 810,000 deaths annually. DelveInsight estimates the HCC drug market will reach $3.8 billion in 2027 in the G8 countries.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the recent outbreak of coronavirus; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114